February 21, 2008	George B. Raine
(617) 951-7556
george.raine@ropesgray.com

BY FEDERAL EXPRESS AND EDGAR

Division of Investment Management

Securities and Exchange Commission

901 E Street, N.W.

Washington, DC 20549

Attn: Mr. Brion R. Thompson

Re:	Allianz Funds Multi-Strategy Trust (File Nos. 333-148624 and 811-22167)

Dear Mr. Thompson:

Pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), on January 11, 2008 the Allianz Funds Multi-Strategy Trust (the “Trust”) filed its initial registration statement on Form N-1A (the “Registration Statement”) relating to its initial issuance of common shares of beneficial interest of Allianz RCM Global Water Fund (the “Water Fund”) and Allianz RCM Global EcoTrends Fund (the “EcoTrends Fund” and together with the Water Fund, the “Funds”). You provided a letter to our attention, dated February 8, 2008 (the “Comment Letter”), setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Registration Statement.

The Trust intends to submit in a subsequent filing Pre-Effective Amendment No. 1 to the Registration Statement, which will include the preliminary (or “red herring”) prospectus and Statement of Additional Information to be used by the Water Fund prior to the effective date of the Registration Statement. The Trust intends to begin using the “red herring” prospectus for the Water Fund as soon as possible following submission of this letter.

The following sets forth the Trust’s responses to the comments of the Staff.

Securities and Exchange Commission	February 21, 2008

Prospectus

Allianz RCM Global Water Fund

Principal Investments and Strategies, Page 3

1.	Comment. Consistent with the use of the term “global” in the fund’s name please add disclosure indicating that the fund will maintain a significant portion of its assets in issuers outside the United States. Also, add disclosure to clarify how the fund will diversify its investments among a number of different countries. See Investment Company Act Release No. 24828, note 42 (Jan. 17, 2001).

Response. In response to the Staff Comment, the second-to-last sentence of the first paragraph in the “Principal Investments and Strategies” section will be revised as follows:

The Fund’s portfolio managers are not constrained by ~~geographic or~~ capitalization limitations~~, and the~~. The Fund invests, under normal circumstances, at least 40% of its total assets in non-U.S. securities, and allocates its investments among securities of issuers in at least eight different countries (including the United States). The Fund may invest in emerging market companies.

The Trust notes that Rule 35d-1 under the 1940 Act does not regulate several terms, including “global,” that under previous Staff interpretations of Section 35(d) had entailed certain investment requirements. In the adopting release for Rule 35d-1, the Commission affirmatively chose not to impose an investment percentage threshold in non-U.S. securities or a minimum number of countries in which a fund must invest for funds with either of these terms in their names, and the adopting release indicates that such term does not give rise to an 80% investment requirement. Instead, the adopting release asserts that this term connotes diversification among investments in a number of different countries through the world and states the Commission expects that companies using such names will invest accordingly. In addition, the adopting release invokes the Staff’s long-standing position that, as a general matter, an investment company may use any reasonable definition of the terms used in its name.

2.	Comment. Please add disclosure identifying the “other equity and equity-related securities” and the “derivatives and other synthetic instruments” that are referred to in the first sentence of the first paragraph. See Item 2(b) of Form N-1A.

Securities and Exchange Commission	February 21, 2008

Response. The 80% test in the first paragraph will be revised to remove references to “other equity and equity-related securities” and “derivatives and other synthetic instruments.” Please see the response to Comment #3 for the text of the revised 80% test.

3.	Comment. Disclosure in the second sentence defines “water-related companies” as companies that derive a portion of their revenues or profits from water-related activities. Please add disclosure clarifying what the term portion means, e.g. 50% of the fund’s revenues or profits will be derived from water-related activities.

Response. In response to the Staff Comment, the second and third sentences of the “Principal Investments and Strategies” section will be revised as follows:

The Fund seeks to achieve its investment objective by normally investing at least 80% of its net assets (plus borrowings made for investment purposes) in a portfolio of common stocks and other equity ~~and equity-related~~ securities of ~~water-related~~ companies ~~and in derivatives and other synthetic instruments that have economic characteristics similar to common stocks and equity and equity-related securities of water-related companies. Water-related companies are companies that derive a portion of their revenues or profits from~~ that directly or indirectly have exposure to, or otherwise derive benefits from trends in, the water-related ~~activities or are expected to do so in the near future~~ resources sector. The portfolio managers consider the “water-related ~~activities” as~~ resources sector” to consist of those commercial activities that relate to the quality or availability of or demand for potable and non-potable water and include but are not necessarily limited to the following: water production, storage, transport and distribution; water supply-enhancing or water demand-reducing technologies and materials; water planning, control and research; water conditioning, such as filtering, desalination, disinfection and purification; sewage and liquid waste treatment; and water delivery-related equipment and technology, consulting or engineering services relating to any of the above-mentioned activities. See “Characteristics and Risks of Securities and Investment Techniques—Concentration in Water-Related Resources Sector” in this Prospectus.

In addition, in “Characteristics and Risks of Securities and Investment Techniques—Concentration in Water-Related Resources Sector,” the following clarifying revisions will be made:

Market conditions, interest rates, and economic, regulatory or financial developments could significantly affect the water-related resources sector, and the securities of companies in that sector could react similarly to these or other developments.

Securities and Exchange Commission	February 21, 2008

As stated in the Fund Summary, under normal circumstances, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in a global portfolio of common stocks and other equity securities of companies that directly or indirectly have exposure to, or otherwise derive benefits from trends in, the Water-Related Resources Sector as described below. For purposes of the 80% policy above, a company is considered to have direct or indirect exposure to this sector if the company concentrates its business activity on, or has significant business activities in, one or more of these sectors, or if the company has a main business focus either upstream or downstream in the supply chain from the Water-Related Resources Sector.

Water-Related Resources Sector. The portfolio managers consider the “Water-Related Resources Sector” to consist of those commercial activities that relate to the quality or availability of or demand for potable and non-potable water and include but are not necessarily limited to the following: water production, storage, transport and distribution; water supply-enhancing or water demand-reducing technologies and materials; water planning, control and research; water conditioning, such as filtering, desalination, disinfection and purification; sewage and liquid waste treatment; and water delivery-related equipment and technology, consulting or engineering services relating to any of the above-mentioned activities.

Please note that these revisions reflect an approach to identifying “water-related companies” for purposes of the Water Fund’s 80% test pursuant to Rule 35d-1 under the 1940 Act that is similar to the 80% test for identifying “Eco-Sector” companies in the EcoTrends Fund prospectus included in this Registration Statement.

Principal Risks, Page 3

4.	Comment. This section simply identifies each principal risk of the fund accompanied by a cross-reference to a subsequent section outside the risk return summary entitled “Summary of Principal Risks” that provides an actual description of those principal risks. Please add disclosure to the risk return summary that provides a concise description each principal risk of investing in the fund. See Item 2(c)(1) of Form N-1A.

Response. The Trust believes that its current method of disclosure provides investors with the relevant information in a manner that is user-friendly and in compliance with the requirements of Form N-1A. The principal risks of investing in the Water Fund are listed in the Prospectus under “Risk/Return Summary—Principal Risks” and are described in more detail under “Summary of Principal Risks.” The Trust believes that the current

Securities and Exchange Commission	February 21, 2008

disclosure format adequately describes the risks to shareholders because the terms used in the list (e.g., Liquidity Risk, Management Risk, Leveraging Risk) are themselves descriptive, and the risks are described in greater detail in the section entitled “Summary of Principal Risks,” which begins on the page immediately following the Portfolio Summary. In addition, a cross reference to this summary encourages readers to refer to the “Summary of Principal Risks” for a description of the risks. We note that several other prospectuses offering funds in the Allianz funds family have presented the Principal Risk information in this manner for many years. Also, the Trust respectfully submits that adding to the “Principal Risks” sub-section of the Portfolio Summary the more detailed principal risks information already disclosed in the “Summary of Principal Risks” would conflict with Rule 421(b)(4) under the 1933 Act, as it would increase the size of the Prospectus without enhancing the quality of the principal risk disclosure.

As noted above, the Trust believes that retaining the current disclosure referenced in this comment is appropriate and should not prevent the Commission or the Staff, acting on delegated authority, from granting the effectiveness of the Registration Statement. The Trust further notes that the Commission granted effectiveness to Post-Effective Amendment #19 to the registration statement of Fixed Income SHares (File No. 333-92415) submitted on March 22, 2007, a registrant with the same investment adviser and similar prospectus formatting to that of the Trust, and that a similar response was provided on behalf of that issuer to the same comment from the Staff.

Fees and Expenses of the Fund, Page 4

5.	Comment. Please move footnotes (1)-(3) following the Shareholders Fees portion of the fee table to the end of the table.

Response. The Trust believes that its current presentation of the footnotes is preferable because, if a certain subset of footnotes that apply to a discrete portion of a table are grouped at the very end of the table together with all footnotes, an investor may have more difficulty in visually linking the numerical flag in the table to its corresponding footnote.

As noted above, the Trust believes that retaining the current disclosure referenced in this comment is appropriate and should not prevent the Commission or the Staff, acting on delegated authority, from granting the effectiveness of the Trust’s Registration Statement. The Trust further notes that the Commission granted effectiveness to Post-Effective Amendment #19 to the registration statement of Fixed Income SHares (File No. 333-92415) submitted on March 22, 2007, a registrant with the same investment adviser and similar prospectus formatting to that of the Trust, and that a similar response was provided on behalf of that issuer to the same comment from the Staff.

Securities and Exchange Commission	February 21, 2008

Leveraging Risk, Page 7

6.	Comment. Disclosure in this section describes the risks associated with the fund’s proposed borrowing transactions and short sales transactions. Please add disclosure to the Principal Investments and Strategies section of the risk return summary describing the fund’s proposed borrowing and short sales strategies. See Item 2(b) of Form N-1A.

Response. The Trust will revise the disclosure under “Summary of Principal Risks—Leveraging Risk” as follows:

Leverage, including borrowing, will cause the value of the Fund’s shares to be more volatile than if the Fund did not use leverage. This is because leverage tends to exaggerate the effect of any increase or decrease in the value of the Fund’s portfolio securities. The Fund may engage in transactions or purchase instruments that give rise to forms of leverage. Such transactions and instruments may include, among others, the use of derivatives, reverse repurchase agreements, ~~and other borrowings , the investment of collateral from loans of portfolio securities, or the use of~~ when-issued, delayed-delivery or forward commitment transactions, and the investment of collateral from loans of portfolio securities. ~~The use of derivatives and short sales may also involve leverage.~~ The use of leverage may also cause the Fund to liquidate portfolio positions when it would not be advantageous to do so in order to satisfy its obligations or to meet segregation requirements. Certain types of leveraging transactions~~, such as short sales that are not “against the box,”~~ could theoretically be subject to unlimited losses in cases where the Fund, for any reason, is unable to close out the transaction. ~~In addition, to the extent the Fund borrows money, interest costs on such borrowed money may not be recovered by any appreciation of the securities purchased with the borrowed funds and could exceed the Fund’s investment income, resulting in greater losses.~~

Industry Concentration, Page 31

7.	Comment. Disclosure in this section and later in the registration statement indicates the fund’s intent to focus investments in the water-related sector, but not to concentrate in any industry or group of related industries. Therefore, please revise this caption to remove the reference to industry concentration.

Response. The disclosure in this section will be revised to replace references to industry concentration with references to concentration in the water-related resources sectors.

Securities and Exchange Commission	February 21, 2008

Back Cover Page

8.	Comment. Please revise the Commission’s phone number to 1-202-551-8090.

Response. The requested change will be made.

Allianz RCM Global EcoTrends Fund

Principal Investments and Strategies, Page 2

9.	Comment. Disclosure in the second paragraph states that the fund will invest at least 40% of its total assets in securities of companies located outside of the United States. Please revise the disclosure to clarify how the fund will determine if an issuer is located outside the United States, e.g., (1) organized or maintain their principal place of business outside the United States; (2) securities are traded principally outside the United States; or (3) derive at least 50% of its revenues or profits outside the United States, or maintain at least 50% of it assets outside the United States. In addition, revise the disclosure to clarify what is meant by the fund having “exposure to issuers” in at least eight different countries.

Response. The disclosure in the second paragraph of the EcoTrends Fund’s “Principal Investments and Strategies” section will be revised to state that “the Fund will invest at least 40% of its total assets in non-U.S. securities.” The Trust notes that the disclosure under “Characteristics and Risks of Securities and Investment Techniques—Non-U.S. Securities” describes the EcoTrends Fund’s test for determining whether securities of an issuer will be treated as “non-U.S. securities.”

Industry Concentration – Eco-Sectors Investing by the Fund, Page 29

10.	Comment. Disclosure in this section and later in the registration statement indicates the fund’s intent to focus its investments in one or more sectors that comprise the so-called Eco-Sectors, but not to concentrate in any one industry or group of related industries. Therefore, please revise the caption to remove the reference to industry concentration and revise the disclosure in the section to clarify the fund’s intent to focus its investment in the Eco-Sectors while not concentrating in any one industry or group of related industries.

Response. The disclosure will be revised to replace references to industry concentration with references to concentration in the Eco-Sectors.

Securities and Exchange Commission	February 21, 2008

Statement of Additional Information

Cover Page

The Trust, page 1

Financial Statements, page 78

11.	Comment. The disclosure indicates that the RCM Global EcoTrends Fund is being registered as an open-end investment company for the purpose of an anticipated future reorganization where it will assume all the assets and liabilities of an existing registered closed-end “interval” fund (“predecessor fund”). The reorganization of the predecessor fund into this fund will not occur unless and until the reorganization is approved by the relevant fund(s) shareholders. Accordingly, please either remove from this registration statement all references to the financial statements of the predecessor fund, or provide us with a representation that the registration statement will not be distributed to public shareholders until after the reorganization has been completed.

Response. The Trust hereby represents that the Registration Statement will not be used to offer shares of the EcoTrends Fund publicly with references to the predecessor fund until after the reorganization has been completed.

In addition, the Trust will add an undertaking to Part C of its Registration Statement to the effect that it undertakes not to use the Prospectus and Statement of Additional Information included in this Registration Statement to offer shares of the Allianz RCM Global EcoTrends Fund until the Trust acquires the assets and liabilities of the predecessor fund in a reorganization.

General Comments

12.	Comment. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response. Responses to the Staff’s comments will be made in all portions of the Registration Statement that are implicated by such changes.

13.	Comment. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Securities and Exchange Commission	February 21, 2008

Response. The Trust intends to include all required information and exhibits to the Registration Statement in one or more pre-effective amendments filed prior to effectiveness.

14.	Comment. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

Response. The Trust may rely on Rule 430A of the Securities Act to omit certain information from the Prospectus in connection with its request for effectiveness. If so, the Trust will supplementally provide the omitted information to the Staff in the cover letter of the pre-effective amendment for which the Trust intends to rely on Rule 430A.

15.	Comment. Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

Response. The Trust and its Manager may submit an exemptive application or no-action request in order to permit the Trust to rely on an exemptive order granted on August 14, 2000 to PIMCO Funds: Multi Manager Series and PIMCO Advisors L.P., which are affiliated persons of the Trust and/or its Manager. The exemptive order provides the grantees exemption from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, such that they may enter into and materially amend investment management agreements with sub-advisers without shareholder approval, subject to certain conditions.

16.	Comment. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Response. The Trust intends to file a pre-effective amendment pursuant to Rule 472 under the Securities Act, incorporating the noted responses to the Staff’s comments. The Trust has also filed this letter as correspondence with the Commission via EDGAR.

17.	Comment. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the fund and its management are in possession of all facts relating to the fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response. The Trust and its management have been made aware of this comment.

Securities and Exchange Commission	February 21, 2008

As to the final portion of the Comment Letter, the Trust intends to include the noted representations as part of its eventual written request to the Commission for declaration of the effectiveness of the Registration Statement. The Trust currently expects to request acceleration in late March 2008.

*****

We believe that this submission fully responds to the Staff’s comments. Please feel free to call me at (617) 951-7556 if you have any questions regarding the foregoing.

Very truly yours,

George B. Raine

cc:	Brian S. Shlissel
William V. Healey, Esq.
Thomas J. Fuccillo, Esq.
Richard Kirk, Esq.
Angela Borreggine, Esq.
David C. Sullivan, Esq.
Christopher J. Perriello, Esq.
Johnathan C. Mathiesen, Esq.